UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Jefferies Group, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of class of securities)
472319102
(CUSIP number)

Joseph A. Orlando

Vice President and Chief Financial Officer

Leucadia National Corporation

315 Park Avenue South

New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
April 20, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 472319102	13D	Page 2

1	NAME OF REPORTING PERSON:		Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	26,585,310
	8	SHARED VOTING POWER:	13,613,794
	9	SOLE DISPOSITIVE POWER:	26,585,310
	10	SHARED DISPOSITIVE POWER:	13,613,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		40,199,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		25.18%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 472319102	13D	Page 3

1	NAME OF REPORTING PERSON:		Phlcorp, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	13,613,794
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	13,613,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		13,613,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.5%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 472319102	13D	Page 4

1	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	13,613,794
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	13,613,794
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		13,613,794
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.5%
14	TYPE OF REPORTING PERSON:		CO

ITEM 1. SECURITY AND ISSUER

The title and class of equity security to which this Statement on Schedule 13D relates is the common stock, $0.0001 par value per share (the “Common Stock”), of Jefferies Group, Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 520 Madison Ave., 12th Floor, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement on Schedule 13D is filed by Leucadia National Corporation (“Leucadia”), Phlcorp, Inc. (“Phlcorp”) and Baldwin Enterprises, Inc. (“Baldwin”). Leucadia, Phlcorp and Baldwin are sometimes herein referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.”

(a) – (c) and (f) Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a diversified holding company engaged in a variety of businesses, including manufacturing, telecommunications, property management and services, gaming entertainment, real estate activities, medical product development and winery operations. Leucadia also owns equity interests in operating businesses and investment partnerships which are accounted for under the equity method of accounting, including a broker-dealer engaged in making markets and the trading of high yield and special situation securities, land based contract oil and gas drilling, real estate activities and development of a copper mine in Spain. Approximately 24.1% of the common shares of Leucadia outstanding at March 25, 2008 are beneficially owned (directly and through family members and family trusts) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia. Charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective charitable foundations. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia.

Phlcorp is a Pennsylvania corporation with its principal office at 529 East South Temple, Salt Lake City, Utah 84102. Phlcorp is a holding company through which Leucadia conducts certain of its operations. All of its outstanding shares are owned by Leucadia.

Baldwin is a Colorado corporation with its principal office at 529 East South Temple, Salt Lake City, Utah 84102. Baldwin is a holding company through which Leucadia conducts certain of its operations. All of its outstanding shares are owned by Phlcorp.

The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each Reporting Person is set forth on Schedule A hereto.

(d) – (e) During the last five years none of the Reporting Persons, nor, to their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth under Item 4 of this Statement on Schedule 13D is incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

On April 20, 2008, Leucadia and the Company entered into a privately negotiated Investment Agreement dated as of April 20, 2008 (the “Investment Agreement”) and standstill letter agreement dated April 20, 2008 (the “Standstill Agreement” and together with the Investment Agreement, the “Agreements”), copies of which have been filed as exhibits 10.1 and 10.2 to Leucadia’s Current Report on Form 8-K filed on April 21, 2008, and are incorporated herein by reference.

Pursuant to the Agreements, on April 21, 2008, Leucadia sold to the Company 10,000,000 of its common shares, par value $1.00 per share, representing approximately 4.3% of the Leucadia common shares outstanding after giving effect to the transaction, and received from the Company an aggregate of 26,585,310 shares of Common Stock (representing approximately 19.98% of the 133,059,610 shares outstanding prior to the issuance of such shares) and $100,021,353 in cash. The 10,000,000 Leucadia common shares were issued from treasury shares.

Pursuant to the terms and conditions set forth in the Standstill Agreement, for the two year period ending April 21, 2010, Leucadia (i) agreed, subject to certain provisions, to limit its investment in the Company to not more than 30% of the outstanding shares of Common Stock and to not sell its investment in the Company, (ii) received the right to nominate two directors to the board of directors of Jefferies (and the Company agreed not to increase the size of its Board above nine directorships without the consent of both Leucadia’s designees to the Board and a majority of the Board unaffiliated with Leucadia), (iii) agreed to vote for the Company’s director nominees (subject to certain provisions), and (iv) agreed to certain restrictions on proposals that may be made by the Reporting Persons or the solicitation of proxies (including as to the composition of the Board) without approval of a majority of the Company’s directors unaffiliated with Leucadia. In the Standstill Agreement, the Company agreed to enter into a registration rights agreement covering all of the Company's Common Stock owned by Leucadia. The restrictions under the Standstill Agreement will terminate early if the Reporting Persons own less than 5% of the Common Stock.

Pursuant to the Standstill Agreement, on April 21, 2008, the Company created two new director positions and elected Ian M. Cumming, Leucadia's Chairman, and Joseph S. Steinberg, a Leucadia director and its President, to fill those positions.

The Reporting Persons acquired their shares of Common Stock reported herein to acquire a significant minority interest in the Company. Subject to restrictions contained in the Standstill Agreement, the Reporting Persons will consider increasing or decreasing their stake in the Company through open market transactions or otherwise, depending on the Company’s business prospects, prevailing prices and market conditions from time to time.

Except as set forth above, neither the Reporting Persons, nor to their knowledge, any of their respective directors or executive officers, has any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of the close of business on the date of this Statement, the Reporting Persons may be deemed to beneficially own collectively an aggregate of 40,199,104 shares of Common Stock, representing approximately 25.18%of the shares of Common Stock outstanding after giving effect to the transaction. All percentages in this Item 5 are based on 159,644,920 shares of Common Stock outstanding as of April 21, 2008.

(a)       The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D and the information on Schedule A hereto are incorporated herein by reference. As of the close of business on the date of this Statement, the Reporting Persons beneficially owned the following shares of Common Stock:

(i)     Baldwin may be deemed to beneficially own an aggregate of 13,613,794 shares of Common Stock, representing approximately 8.5% of the shares of Common Stock presently outstanding.

(ii)    By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin.

(iii)   By virtue of its ownership of all of the outstanding shares of Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Baldwin. Therefor, Leucadia may be deemed to beneficially own an aggregate of 40,199,104 shares of Common Stock, representing approximately 25.18% of the shares of Common Stock outstanding as of April 21, 2008.

(iv)   By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock beneficially owned by Leucadia.

(b)      The responses of the Leucadia Reporting Persons to Rows (7) through (10) of the cover pages of this Statement on Schedule 13D, Item 5(a) hereof and the information on Schedule A hereto are incorporated herein by reference. Leucadia may be deemed, under Rule 13d-3, to have voting and dispositive power with respect to the 40,199,104 shares of Common Stock beneficially owned by Leucadia reflected in this Statement on Schedule 13D, and Phlcorp and Baldwin may be deemed, under Rule 13d-3, to share voting and dispositive power with respect to the 13,613,794 shares of Common Stock owned by Baldwin reflected in this Statement on Schedule 13D, in each case, subject to the terms of the Standstill Agreement.

(c)       Except as set forth herein or in the attached Schedule B (with respect to the Reporting Persons), the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)	Not applicable.
(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under Item 4 of this Statement on Schedule 13D is incorporated by reference into this Item 6.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement on Schedule 13D, and any amendment or amendments thereto, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference in its entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1

Investment Agreement, dated as of April 20, 2008 by and between Leucadia National Corporation and Jefferies Group, Inc. (incorporated herein by reference to Exhibit No. 10.1 to the Current Report on Form 8-K of Leucadia’s Current Report on Form 8-K filed on April 21, 2008).

EXHIBIT 2

Standstill Letter Agreement, dated as of April 20, 2008 by and between Leucadia National Corporation and Jefferies Group, Inc. (incorporated herein by reference to Exhibit No. 10.2 to the Leucadia’s Current Report on Form 8-K filed on April 21, 2008).

EXHIBIT 3	Joint Filing Agreement by and among the Reporting Persons, dated as of the date hereof.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2008

LEUCADIA NATIONAL CORPORATION

By: /s/ Joseph A. Orlando
Name: Joseph A. Orlando
Title: Vice President

PHLCORP, INC.

By: /s/ Joseph A. Orlando
Name: Joseph A. Orlando
Title: Vice President

BALDWIN ENTERPRISES, INC.

By: /s/ Joseph A. Orlando
Name: Joseph A. Orlando
Title: Vice President

EXHIBIT INDEX

Exhibit No.

1

Investment Agreement, dated as of April 20, 2008 by and between Leucadia National Corporation and Jefferies Group, Inc. (incorporated herein by reference to Exhibit No. 10.1 to Leucadia’s Current Report on Form 8-K filed on April 21, 2008).

2

Standstill Letter Agreement, dated as of April 20, 2008 by and between Leucadia National Corporation and Jefferies Group, Inc. (incorporated herein by reference to Exhibit No. 10.2 to the Leucadia’s Current Report on Form 8-K filed on April 21, 2008).

3	Joint Filing Agreement by and among the Reporting Persons, dated as of the date hereof.

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE LEUCADIA REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons is set forth below. Unless otherwise specified, the business address of each person listed below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010. To the knowledge of the Reporting Persons, each person listed below is a United States citizen.

For purposes of this Schedule A, Leucadia is “(a)”, Phlcorp is “(b)”, and Baldwin is “(c)”.

Name and Business Address	Directorships	Offices	Principal Occupation or Employment
Ian M. Cumming c/o Leucadia National Corporation 529 E. South Temple Salt Lake City, Utah 84102	(a), (c)	Chairman of the Board of (a); Chairman of the Board of (c)	Chairman of the Board of (a)
Joseph S. Steinberg	(a), (c)	President of (a); President of (c)	President of (a)
Paul M. Dougan	(a)	--	Private Investor
Lawrence D. Glaubinger	(a)	--	Private Investor
James E. Jordan	(a)	--	Private Investor
Jesse Clyde Nichols, III	(a)	--	Private Investor
Alan J. Hirschfield	(a)	--	Private Investor and Consultant
Jeffrey C. Keil	(a)	--	Private Investor
Philip M. Cannella	(b)	Assistant Vice President and Director of Taxes of (a); Vice President of (b); Vice President of (c)	Assistant Vice President and Director of Taxes of (a)
Thomas E. Mara	(b)	Executive Vice President of (a); President of (b); Executive Vice President of (c)	Executive Vice President of (a)

Joseph A. Orlando	(b), (c)	Vice President and Chief Financial Officer of (a); Vice President and Treasurer of (b); Vice President of (c)	Vice President and Chief Financial Officer of (a)
Barbara L. Lowenthal	--	Vice President and Comptroller of (a); Vice President of (c)	Vice President and Comptroller of (a)
Justin R. Wheeler	--	Vice President of (a); Vice President of (c)	Vice President of (a)
Jane Goldman	--	Assistant Vice President and Assistant Comptroller of (a); Vice President of (b)	Assistant Vice President and Assistant Comptroller of (a)
Joseph M. O’Connor	--	Vice President of (a); Vice President of (b); Vice President of (c)	Vice President of (a)
Joseph E. Sartin	--	Vice President and Assistant Secretary of (b)	Vice President and Assistant Secretary of (b)
Rocco J. Nittoli	--	Treasurer of (a); Treasurer of (c)	Treasurer of (a)
Patrick D. Bienvenue	--	Vice President of (c)	Vice President of (c)
Corinne A. Maki	--	Vice President & Assistant Secretary of (c)	Vice President & Assistant Secretary of (c)

Schedule B

Transactions in Shares of Common Stock by the Leucadia Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock*	Price Per Share*
Baldwin	02/26/08	Purchase	106,196	$18.22
Baldwin	02/27/08	Purchase	12,900	$18.35
Baldwin	02/28/08	Purchase	302,738	$18.66
Baldwin	02/29/08	Purchase	578,166	$18.05
Baldwin	03/03/08	Purchase	670,000	$17.77
Baldwin	03/04/08	Purchase	841,375	$ 17.06
Baldwin	03/05/08	Purchase	448,754	$ 17.25
Baldwin	03/06/08	Purchase	753,400	$ 16.66
Baldwin	03/07/08	Purchase	93,971	$ 16.95
Baldwin	03/11/08	Purchase	150,000	$ 16.74
Baldwin	03/12/08	Purchase	82,000	$ 17.06
Baldwin	03/18/08	Purchase	226,300	$ 16.34
Leucadia	04/21/08	Purchase	26,585,310	$ 14.98
Baldwin	04/23/08	Purchase	866,727	$ 14.82
Baldwin	04/24/08	Purchase	2,161,280	$ 16.30
Baldwin	04/25/08	Purchase	2,444,416	$ 17.59
Baldwin	04/28/08	Purchase	1,378,271	$ 18.78
Baldwin	04/29/08	Purchase	1,497,300	$18.82
Baldwin	04/30/08	Purchase	1,000,000	$18.82

* All transactions were effected on the New York Stock Exchange unless otherwise disclosed in this Schedule 13D.